May 16, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-1 (Registration No. 333-271550) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-271550) (the “Registration Statement”), hereby concurs in the request by Harbor Custom Development, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. Eastern Time on Tuesday, May 16, 2023, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC